

16022479

SECURITIE
Washington, D.C. 20549

SEC Mail Processing Section

DEC 22 2016

Washington DC
410

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/15 (MM/DD/YY) AND ENDING 10/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Private Client Wealth LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal 212-827-6840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Private Client Wealth LLC, as of October 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ELSA Y. WANG
Notary Public, State of New York
No. 02WA6256207
Qualified in New York County
Commission Expires March 28, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors of TD Private Client Wealth LLC

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Private Client Wealth LLC at October 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 16, 2016

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2016

Assets		
Cash	$	5,256,939
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		250,000
Cash and cash equivalents		5,506,939
Receivables from affiliates		87,243
Other assets		363,939
Total assets	$	5,958,121
Liabilities and member's equity		
Liabilities:		
Unearned revenue	$	1,713,603
Payable to asset managers		15,819
Payables to affiliates		198,290
Other payables		153,118
Total liabilities		2,080,830
Member's equity		3,877,291
Total liabilities and member's equity	$	5,958,121

See accompanying notes.

TD Private Client Wealth LLC

Notes to Financial Statements

October 31, 2016

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

Pershing LLC acts as the clearing agent for the Company's trading activity.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Certain U.S. GAAP policies, which significantly affect the determination of financial position, results of operations, changes in member's equity and cash flows, are summarized below.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

and expenses during the reporting period. Actual results could differ from those estimates. Certain expenses (including tax expense) are based on accounting estimates from the Parent. See Note 2 – Income Taxes and Note 3 – Related Party Transactions for additional information.

Cash and Cash Equivalents

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash on deposit with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC.

Investment Advisory and Commission Revenue

Revenue from customer securities including brokerage commissions, fees for riskless principal trading, and other revenue related to customer security transactions and holdings and related expenses are recorded on a trade-date basis. Investment advisory fees related to client-managed account holdings are received quarterly in advance based on the average market value of the client asset holdings as of the end of the previous quarter. Fees related to new accounts opened during a quarter are captured through a monthly process and are billed in advance and amortized over the remainder of the current quarter. Fees received but not yet earned amounted to $1,713,603 and are included in Unearned revenue on the Statement of Financial Condition at October 31, 2016.

Payable to Asset Managers

The Company receives funds from client billings which includes a portion due to asset managers. These funds are received quarterly in advance and are paid to asset managers when earned. The payable amount is presented net of related receivables in the Statement of Operations.

Income Taxes

The Company, including its Parent, and its affiliates file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDBUSH based upon its proportionate

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

share of the group's federal, state, and local tax liability. The Company is treated as a disregarded entity for U.S. tax purposes.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in statement of income realized for the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more-likely-than-not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination.

Accounting Changes

The following are recent accounting pronouncements effective for the Company in future years:

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard on recognition of revenue from contracts with customers. Implementation of this guidance will require the Company to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations. This guidance is effective for the October 31, 2019 annual reporting period. The Company is assessing the effect of this guidance on the financial statements.

Extraordinary and Unusual Items

In January 2015, the FASB issued guidance that eliminates the concept of extraordinary items. Extraordinary item presentation and disclosures are replaced by disclosure of unusual or infrequently occurring items as a separate component of income from continuing operations, or

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

alternatively, disclosed in the notes to financial statements. This guidance, which will only affect disclosures, becomes effective for the October 31, 2017 annual reporting period. The guidance is not expected to have a material impact on the financial statements.

Restricted Cash

In November 2016, the FASB issued guidance on restricted cash. This guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance is effective for the October 31, 2019 annual reporting period. The Company is assessing the effect of this guidance on the financial statements.

2. Income Taxes

As of October 31, 2016, the Company had a net deferred tax asset of $8,190. The net deferred tax asset is related to litigation reserves and included in Other assets in the Statement of Financial Condition.

The Company's Receivables from affiliates includes $162,883 for the year ended October 31, 2016, which represents Federal, state, and local taxes receivable from the Parent since the Company does not file any returns on a stand-alone basis.

From time to time, the tax authorities may review and/or challenge specific tax positions taken by the Company in its ordinary course of business. The Company believes that its income tax returns have been filed based upon applicable statutes, regulations and case law in effect at the time of filing, however, the tax authorities could challenge the Company's interpretation.

The Company determines uncertain tax positions by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosure on tax reserves. At October 31, 2016, The Company does not expect a change in the unrecognized expenses in the next 12 months.

2. Income Taxes (continued)

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. For the year ended October 31, 2016, the Company did not recognize any interest. The Company did not accrue for the payment of interest and penalties.

The Company operates in the United States and is currently not subject to examination by the IRS. However, tax years 2014-2015 remain open for examination. The state and local jurisdictions of Maine and Massachusetts for tax years 2010-2011 are currently under examination. The Company is no longer subject to state and local examination by material tax authorities for tax years prior to 2010. The Company also has open tax years for the following periods 2012-2015 for jurisdictions deemed to be immaterial.

3. Related Party Transactions

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent also provides services such as the payment of direct expenses which are reimbursed by the Company. The Company has a payable to its Parent related to this services agreement of $75,640 as of October 31, 2016, which is included in Receivables from affiliates on the Statement of Financial Condition.

The Company maintains a demand deposit bank account with the Parent. The Company did not use the account during the year and did not have a balance on deposit with the Parent at October 31, 2016.

The Company has also entered into agreements with The Toronto-Dominion Bank and affiliates related to the provision of services related to the business of the Company. The agreements provide for The Toronto-Dominion Bank and affiliates to provide services related to the development and management of the Company's investment product offering, perform manager research, portfolio management, investment strategy, due diligence, and advisory and oversight services. The Company's Payables to affiliates of $198,290 on the Statement of Financial Condition represents the amount due to the Toronto-Dominion Bank and affiliates at October 31, 2016 for these services.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business.

5. Regulatory and Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1 (1500%). Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the SEC.

At October 31, 2016, the Company's net capital, as defined, was $3,426,025, which exceeded the minimum requirement under SEC Rule 15c3-1 by $3,287,303. The ratio of aggregate indebtedness to net capital was 60.74%.

6. Subsequent Events

In December 2016, certain securities were acquired in the Company's error account at its clearing agent, Pershing LLC. These positions were fully sold and removed out of the error account the following business day. Per SEC Rule 15c3-1, the Company must recognize the impact or haircut on the positions owned as a reduction against its net capital. As a result of owning these positions, the Company's excess net capital fell to a deficit condition of approximately $7.5 million for one day. Upon sale of the securities the following business day, the Company's excess capital returned to its previous level of approximately $3 million and was in compliance with minimum capital requirements. The transaction had no impact to the 2016 financial statements.


TD

Bank

America's Most Convenient Bank®

TD Private Client Wealth LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2016

TD Private Client Wealth LLC

Statement of Financial Condition

Year Ended October 31, 2016

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